Exhibit 99.1

NWTN Appoints Veteran Investment Banker Yehong Ji as Independent Director Following Shareholder Approval

Strengthens Board Expertise in Global Capital Markets and Digital Transformation

Dubai, UAE – August 13, 2025 – NWTN Group (Nasdaq: NWTN) today announced the formal appointment of Mr. Yehong Ji, former Vice Chairman of Greater China Banking at Barclays, as Independent Director. This appointment was ratified by shareholders during NWTN’s Extraordinary General Meeting held on August 12, 2025, and will significantly enhance the Board’s governance capabilities while supporting the company’s strategic transformation initiatives.

Mr. Ji brings over thirty years of international investment banking and financial expertise to NWTN, having led numerous landmark transactions including overseas IPOs, CBs, bonds and M&A for major Chinese enterprises. His recent experience in guiding traditional technology companies through blockchain and digital currency transformations positions him to provide critical support for NWTN’s continued governance enhancement, international capital operations, and future blockchain and digital asset initiatives.

NWTN Executive Director and Chief Executive Officer, Mr. Benjamin Zhai, stated: “We are honored to welcome Mr. Ji to our Board of Directors. His appointment elevates NWTN Board’s diversity and professional depth. With his extensive background in global capital operations, technological innovation, and ESG implementation, Mr. Ji will provide practical support for strategic decision-making, risk management, and worldwide resource integration. This will strengthen NWTN’s long-term competitiveness in smart technologies and sustainable development while driving enhanced value for both shareholders and stakeholders.”

About Mr. Yehong Ji

Mr. Ji currently serves as Senior Advisor in Barclays’ Singapore Investment Banking Division. His distinguished career includes serving as Vice Chairman for Greater China Banking at Barclays, Managing Director and Co-Head of China Business Development at ICBC International, Managing Director at J.P. Morgan Securities, and Managing Director positions at Credit Suisse and Citigroup. Earlier career experience includes roles at Morgan Stanley Institutional Equities and NM Rothschild. Mr. Ji holds bachelor’s degrees in International Trade from the University of International Business and Economics and Applied Mechanics from Chongqing University.

About NWTN Inc.

NWTN (Nasdaq: NWTN), a UAE-headquartered global smart technology company, focuses on smart mobility, advanced manufacturing, and blockchain solutions. The company is transitioning to the corporate name Robo.ai Inc.

*	This press release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from expectations. Refer to NWTN’s SEC filings for details.*

Investor Relations Contact

NWTN IR Team

Email: ir@nwtn.ae